UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 20, 2006

Commission File Number 000-51457

PERNOD RICARD S.A.

(Translation of registrant’s name into English)

12, place des Etats-Unis, 75783 Paris Cedex 16, France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

A description of events affecting the Registrant is set forth in the press release issued by the Registrant on Tuesday, June 20, 2006, attached hereto as Exhibit 99.1, which is incorporated by reference herein in its entirety.

Exhibit Index:

Exhibit 99.1:

Press release, dated June 20, 2006, regarding Pernod Ricard’s publishing of its Sustainable Development Charter on the 40th anniversary of the Paul Ricard Oceanographical Institute.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pernod Ricard S.A.
(Registrant)

Date: June 20, 2006	By	/s/ Pierre Pringuet
Name: Pierre Pringuet
Title: Director General